UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes             ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 23, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 25, 2009		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated February 23, 2009

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

BIRKS & MAYORS REPORTS THIRD QUARTER FISCAL 2009 RESULTS

Montreal, Quebec. February 23, 2009- Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 69 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen and thirty-nine week periods ended December 27, 2008.

For the 13 Weeks Ended December 27, 2008 (“Fiscal 2009”) compared to the 13 Weeks Ended December 29, 2007 (“Fiscal 2008”):

•	Net sales decreased by 28.2% to $88.1 million from $122.6 million in the third quarter of Fiscal 2008;

•	Comparable store sales decreased by 23%;

•	Net sales includes $9.3 million of lower sales related to translating Canadian sales into U.S. dollars;

•

Non cash charges of $11.2 million related to goodwill impairment and $34.3 million income tax valuation allowance were recorded in the third quarter of Fiscal 2009 representing $45.5 million of after-tax charges or $4.01 per share for the quarter;

•	Net loss was $42.7 million, or $3.76 per diluted share, as compared to net income of $12.7 million, or $1.09 per diluted share in the prior year’s third quarter; and

•

Excluding the impact of the non-cash valuation allowance on deferred tax assets and the goodwill impairment loss recognized during the third quarter, net income was $2.8 million, or $0.25 per diluted share, as compared to net income of $12.7 million, or $1.09 per diluted share during the comparable period last year (see discussion of non-GAAP measures).

For the 39 Weeks Ended December 27, 2008 compared to the 39 Weeks Ended December 29, 2007:

•	Net sales decreased by 11.5% to $221.7 million from $250.5 million in the prior year period, which includes a $6.2 million reduction in sales related to translating Canadian sales into U.S. dollars;

•	Comparable store sales decreased 14%, which follows a 1% decrease in the prior-year period;

•	Net sales includes $6.2 million of lower sales related to translating Canadian sales into U.S. dollars;

•

Non cash charges of $11.2 million related to goodwill impairment and $34.3 million income tax valuation were recorded in the period, representing $45.5 million of after-tax charges or $4.01 per share for the 39 week period ended December 27, 2008;

•	Net loss was $46.6 million, or $4.11 per diluted share, as compared to net income of $7.2 million, or $0.61 per diluted share, in the prior-year period; and

•

Excluding the impact of the non-cash valuation allowance on deferred tax assets and the goodwill impairment loss recognized during the third quarter, net loss was $1.1 million, or $0.10 per diluted share, as compared to net income of $7.2 million, or $0.61 per diluted share during the comparable period last year (see discussion of non-GAAP measures).

Tom Andruskevich, President and Chief Executive Officer of Birks & Mayors, commented: “The entire luxury retail sector was dramatically affected by the abrupt and severe nature of the economic downturn, banking crisis and unprecedented drop in consumer confidence during the quarter ending December 27, 2008. As a result, our Company experienced significant decreases in store traffic, average sale, net sales and operating profits,” Mr. Andruskevich continued, “As we expect this extremely challenging environment to continue well into 2009, we will plan and manage our business very conservatively. We will continue to support our key product brands and maintain strong client relationships, while improving inventory productivity and reducing operating expenses and capital expenditures, all with a focus on optimizing cash flow.”

Third Quarter Fiscal 2009 Results

Net sales decreased by 28.2% to $88.1 million, as compared to $122.6 million in the third quarter of Fiscal 2008. This $34.5 million decrease is primarily explained by a 23% decrease in total comparable store sales during the third quarter of Fiscal 2008 mainly due to a decrease in store traffic and a lower average sales transaction in both our Canadian and U.S. markets. Comparable store sales in the Company’s Canadian and U.S. markets decreased 18% and 28%, respectively. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rates. In addition, the Company reported a $9.3 million reduction in reported net sales due to the impact of foreign currency translation resulting from a weaker Canadian dollar, partially offset by $1.2 million of additional sales generated in October 2008 from one Mayors store and the two acquired Brinkhaus stores, all of which began operation in November 2007.

Gross profit was $37.5 million, or 42.6% of net sales, as compared to $59.5 million, or 48.5% of net sales in the third quarter of Fiscal 2008. The 590 basis point decline in the gross profit margin was impacted by the Company’s decision in November 2007 to lower the retail prices of certain products sold in Canada to reduce price disparity with the U.S. market and certain sales initiatives in the U.S. and Canada to generate sales during the unusually difficult holiday period.

Selling, general and administrative (“SG&A”) expenses were $29.6 million, or 33.6% of net sales, as compared to $37.3 million, or 30.4% of net sales in the third quarter of Fiscal 2008. The $7.7 million decrease in the third quarter of Fiscal 2009 included a $3.1 million decrease in SG&A associated with the translation of Canadian expenses into U.S. dollars with a weaker Canadian dollar, a $1.7 million decrease in marketing costs and a $1.2 million decrease in general operating expenses resulting from the Company’s strategy of controlling costs during these difficult economic times.

Due to the significant decline in the Company’s stock price and market capitalization as well as the impact of the ongoing economic downturn on the Company’s operations, the Company evaluated the value of its recorded goodwill and determined that the value of its goodwill was impaired. Accordingly, the Company recorded a non cash impairment charge of $11.2 million to eliminate the value of its goodwill on its books.

Tax expense was $35.7 million and reflected the inclusion of a non-cash valuation allowance of approximately $34.3 million on the Company’s net deferred tax assets. The establishment of a valuation allowance was based on the Company’s review of its cumulative and forecasted results of operations which resulted in the Company having to reserve the full value of its deferred tax assets.

Nine-Month Fiscal 2009 Results

Net sales for the 39-week period ended December 27, 2008 decreased 11.5% to $221.7 million from $250.5 million for the 39-week period ended December 29, 2007. Total comparable store sales decreased by 14% primarily resulting from a decline in store traffic and both our U.S. and Canadian markets. The decrease in store traffic reflects the impact of the current economic crisis and decline in discretionary consumer spending the luxury retail sector. The decline in net sales this year, as compared to same period last year included $6.2 million of lower reported net sales due to the translation of the Company’s Canadian sales at a weaker Canadian foreign exchange rate partially offset by $10.1 million of additional sales generated by two Mayors stores open last year and the two Brinkhaus stores acquired in November 2007.

Gross profit was $97.8 million, or 44.1% of net sales, as compared to $120.0 million, or 47.9% of net sales in the first nine months of Fiscal 2008. The 380 basis-point decline in gross margin was primarily due to the lowering of retail prices in Canada in November 2007 to reduce price disparity between Canada and U.S. resulting from the strengthening of the Canadian dollar and certain sales initiatives in the U.S. which resulted in lower gross margins on the sale of selected products.

SG&A expenses were $88.0 million, or 39.7% of net sales, as compared to $95.9 million, or 38.3% of net sales, in the prior-year period. The $7.8 million decrease in SG&A included the impact of a $2.7 million reduction in marketing expenses, $1.0 million of lower compensation costs, a $1.6 million decline in general operating expenses resulting from our continued efforts to reduce general operating expenses, and $1.8 million of lower expenses due to changes in foreign currency rates used to translate Canadian operating expenses, partially offset by a $2.9 million increase in operating costs due to the opening of the two new Mayors stores and the acquisition of the two Brinkhaus stores in November 2007.

Inventory at December 27, 2008 was $167.3 million, a decrease of $26.9 million, or a 13.9% decrease from the comparable period last year. Excluding the impact of $16.5 million of foreign currency translation, the Company’s inventory level is lower than the prior year by $10.4 million due primarily to $7.8 million of lower retail inventory, as well as a $2.6 million decrease in factory inventories.

Bank indebtedness decreased $10.5 million over the comparable period last year. Excluding the impact of $8.3 million resulting from changes in foreign currency rates, bank indebtedness is lower than the prior year by $2.2 million. The Company executed an amendment and extension of its senior secured revolving credit facility on December 17, 2008, which extended the term of its revolving credit facility for an additional three-year term expiring on December 16, 2011. The amount of the revolving credit facility was reduced from $160 million to $135 million. In addition, on December 17, 2008, the Company obtained a $13 million secured term loan that is subordinated in lien priority to its senior secured revolving credit facility and is included in long-term debt on the Company’s balance sheet.

The Company also arranged for $13 million of additional financing from its controlling shareholder and Investissement Quebec. In January 2009, the Company entered into a secured term loan agreement with Investissement Quebec to finance up to Cdn $2.9 million of certain operating, marketing and inventory costs related to its sponsorship as the official supplier of jewelry for the 2010 Olympic and Paralympic Winter Games. In February 2009, the Company also entered into a seven year secured term loan with Investissement Quebec for Cdn $10 million to be used to fund the working capital needs of the Company and for general corporate purposes. Funds provided by this loan will be repayable in 60 monthly repayments beginning in 2011, two years after the loan is funded. In February 2009, the Company also received a $2 million advance from Montrovest, the controlling shareholder of the Company. As a result of the renewal of the Company’s senior credit facility, the securing of these additional sources of financing, and planned reductions in operating expenses, inventory and capital expenditures, the Company believes it will be able to adequately fund its operations and meet its cash flow requirements for the next twelve months.

Mr. Andruskevich added, “Despite the current weakened economic environment, we were encouraged to be able to successfully negotiate and finalize additional financing arrangements, which will enhance our ability to fund our operations and working capital needs during these challenging economic times.”

Conference Call Information

A conference call to discuss the Company’s third quarter Fiscal 2009 results is scheduled for today, February 24, 2009 at 4:45 p.m. Eastern Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial 1-877-407-9039 approximately ten minutes prior to the start of the call. All other international callers please dial 1-201-689-8470 prior to the presentation. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until 11:59 p.m. Eastern Time on March 3, 2009 and can be accessed by dialing 1-877-660-6853 and entering account number 3055 and conference ID number 312137.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of January 31, 2009, the Company operated 37 stores (Birks Brand) across most major metropolitan markets in Canada and 30 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

Non-GAAP Measure

In this release, the Company presents an adjusted financial measure that is not calculated according to generally accepted accounting principles in the United States (“GAAP”). This non-GAAP financial measure is designed to complement the GAAP financial information presented in this release because management believes it presents information regarding the Company that management believes is useful to investors. The non-GAAP financial measure presented should not be considered in isolation from or as a substitute for the comparable GAAP financial measure. On a quarter and year-to-date basis, the Company is presenting net loss excluding charges related to goodwill impairment and the recognition of a valuation allowance associated with the Company’s deferred tax assets during the third quarter of Fiscal 2009. Management believes that presenting net loss, excluding these non-cash charges, is useful for investors because it improves comparability of results for the periods presented by eliminating items that affect those line items that are not expected to recur, although such items may, in fact, recur in the future.

The following chart reconciles the Company’s net income (loss) excluding certain non-cash charges to net income (loss):

	($ in thousands)
	13 Week Period Ended December 27, 2008	13 Week Period Ended December 29, 2007
Net (loss) income per financial statements	$(42,652)	$12,692
Goodwill impairment	11,208	—
Deferred tax asset valuation allowance	34,280	—

Net income excluding certain non-cash charges	$2,836	$12,692

	($ in thousands)
	39 Week Period Ended December 27, 2008	39 Week Period Ended December 29, 2007
Net (loss) income per financial statements	$(46,614)	$7,185
Goodwill impairment	11,208	—
Deferred tax asset valuation allowance	34,280	—

Net (loss) income excluding certain non-cash charges	$(1,126)	$7,185

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, the ability of the Company to effectively improve inventory productivity and reduce operating expenses and capital expenditures as part of its business strategy while maintaining adequate liquidity and focusing on its key products brands and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, general economic conditions including the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, the Company’s ability to achieve its growth plans for sales, gross margin and net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, the Company’s ability to attract and retain its key personnel, and the impact of hurricanes on the Company’s business operations in the U.S. and severe weather in Canada. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2008 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended December 27, 2008	Thirteen Weeks Ended December 29, 2007

Net sales	$88,067	$122,614
Cost of sales	50,518	63,155

Gross profit	37,549	59,459

Selling, general and administrative expenses	29,574	37,259
Goodwill impairment	11,208	—
Depreciation and amortization	1,497	1,770

Total operating expenses	42,279	39,029

Operating (loss) income	(4,730)	20,430

Interest and other financial costs	2,237	3,102

(Loss) income before income taxes	(6,967)	17,328
Income tax expense	35,685	4,636

Net (loss) income	$(42,652)	$12,692

Weighted average shares outstanding:
Basic	11,342	11,266
Diluted	11,342	11,621

Net (loss) income per common share:
Basic	$(3.76)	$1.13
Diluted	$(3.76)	$1.09

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(In thousands, except per share amounts)

	Thirty-Nine Weeks Ended December 27, 2008	Thirty-Nine Weeks Ended December 29, 2007

Net sales	$221,654	$250,511
Cost of sales	123,840	130,541

Gross profit	97,814	119,970

Selling, general and administrative expenses	88,048	95,883
Goodwill impairment	11,208	—
Depreciation and amortization	4,892	5,114

Total operating expenses	104,148	100,997

Operating (loss) income	(6,334)	18,973

Interest and other financial costs	7,422	8,108

(Loss) income before income taxes	(13,756)	10,865
Income tax expense	32,858	3,680

Net (loss) income	$(46,614)	$7,185

Weighted average shares outstanding:
Basic	11,332	11,258
Diluted	11,332	11,783

Net (loss) income per common share:
Basic	$(4.11)	$0.64
Diluted	$(4.11)	$0.61

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	December 27, 2008	December 29, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$6,335	$3,726
Accounts receivable	14,665	13,598
Inventories	167,268	194,187
Deferred income taxes	—	647
Other current assets	4,633	5,335

Total current assets	192,901	217,493

Property and equipment	33,551	40,519
Goodwill and other intangible assets	1,085	29,496
Deferred income taxes	—	4,457
Other assets	3,453	1,085

Total non-current assets	38,089	75,557

Total assets	$230,990	$293,050

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness	$91,813	$102,306
Accounts payable	40,045	54,657
Accrued liabilities	8,507	14,292
Current portion of long-term debt	3,665	3,216

Total current liabilities	144,030	174,471

Long-term debt	33,755	25,812
Other long-term liabilities	3,431	3,826

Total long-term liabilities	37,186	29,638

Stockholders’ Equity:
Common stock	60,864	60,746
Additional paid-in capital	15,703	15,689
(Accumulated deficit) retained earnings	(30,004)	13,362
Accumulated other comprehensive income (loss)	3,211	(856)

Total stockholders’ equity	49,774	88,941

Total liabilities and stockholders’ equity	$230,990	$293,050